UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Exit Filing

Scorpio Bulkers Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y7546A122
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP NO. Y7546A122	13G/A	Page 2 of 10

1	NAME OF REPORTING PERSONS
Avenue Capital Management II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
781,577

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
781,577

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
781,577

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.72%*

12	TYPE OF REPORTING PERSON
IA/PN

* See Disclosure in Item 4 of this Schedule 13G/A.

CUSIP NO. Y7546A122	13G/A	Page 3 of 10

1	NAME OF REPORTING PERSONS
Avenue Capital Management II GenPar, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
781,577

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
781,577

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
781,577

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.72%*

12	TYPE OF REPORTING PERSON
OO

* See Disclosure in Item 4 of this Schedule 13G/A.

CUSIP NO. Y7546A122	13G/A	Page 4 of 10

1	NAME OF REPORTING PERSONS
Marc Lasry

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
781,577

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
781,577

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
781,577

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.72%*

12	TYPE OF REPORTING PERSON
IN/HC

* See Disclosure in Item 4 of this Schedule 13G/A.

CUSIP NO. Y7546A122	13G/A	Page 5 of 10

SCHEDULE 13G/A

This Amendment No. 2 (this “Amendment”) to the Schedule 13G filed on August 27, 2014 (the “Schedule 13G”), as amended by Amendment No. 1, filed on November 25, 2014 is being filed on behalf of Avenue Capital Management II, L.P., Avenue Capital Management II GenPar, LLC and Marc Lasry relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of Scorpio Bulkers Inc., a corporation formed under the laws of the Republic of the Marshall Islands (the “Issuer”).

Item 1

(a)	Name of Issuer.

Scorpio Bulkers Inc.

(b)	Address of Issuer’s Principal Executive Offices.

9, Boulevard Charles III
MC 98000 Monaco

Item 2

(a)	Name of Persons Filing: See Cover Pages Item 1.

(b)	Address of Principal Business Office, or, if none, residence.
c/o Avenue Capital Management II, L.P.
399 Park Avenue, 6th Floor
New York, NY 10022

(c)	Citizenship:

See Cover Pages Item 4.

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share.

(e)	CUSIP Number:

Y7546A122

Item 3	Statement filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4	Ownership.

See Cover Pages Items 5-11.

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons as of December 31, 2015 are based upon 28,686,430 shares of Common Stock outstanding as of such date, as provided by the Issuer to the Reporting Persons.

CUSIP NO. Y7546A122	13G/A	Page 6 of 10

Collectively, the securities reported in this Schedule 13G are held by: Avenue Investments, L.P., a Delaware limited partnership, which holds 30,009 shares being 0.10% of the Common Stock, Avenue International Master, L.P., a Cayman Islands exempted limited partnership, which holds 33,952 shares being 0.12% of the Common Stock, Avenue Special Situations Fund VI (Master), L.P., a Delaware limited partnership, which holds 514,051shares being 1.79% of the Common Stock, Lyxor/Avenue Opportunities Fund Limited, a company incorporated in Jersey, which holds 3,412 shares being 0.01% of the Common Stock, Managed Accounts Master Fund Services – MAP 10, a trust organized under the laws of the Republic of Ireland, which holds 3,535 shares being 0.01% of the Common Stock, Avenue PPF Opportunities Fund, L.P., a Cayman Islands exempted limited partnership, which holds 171,354 shares being 0.60% of the Common Stock, and Avenue Entrust Customized Portfolio SPC on behalf of and for the account of Avenue US/Europe Distressed Segregated Portfolio, a Cayman Island exempted company registered as a segregated portfolio company, which holds 25,264 shares being 0.09% of the Common Stock (collectively, the “Avenue U.S. Funds”).1

Avenue Partners, LLC, a New York limited liability company, is the General Partner of Avenue Investments, L.P. and a shareholder of Avenue International Master GenPar, Ltd., a Cayman Islands exempted company.  Avenue Capital Partners VI, LLC, a Delaware limited liability company, is the General Partner of Avenue Special Situations Fund VI (Master), L.P.  Avenue International Master GenPar, Ltd., Cayman Islands exempted company, is the General Partner of Avenue International Master, L.P.  Avenue Capital Management II, L.P., a Delaware limited partnership, is an investment adviser to each of the Avenue U.S. Funds.

Avenue Capital Management II GenPar, LLC, a Delaware limited liability company, is the General Partner of Avenue Capital Management II, L.P.  Marc Lasry is the Managing Member of GL Partners VI, LLC, Avenue Partners, LLC, Avenue Capital Management II GenPar, LLC, Avenue Europe Opportunities Fund GenPar, LLC, Avenue COPPERS Opportunities Fund GenPar, LLC, Avenue Europe Capital Partners II, LLC and Avenue Europe International Management GenPar, LLC.

Avenue Capital Management II, L.P. and Avenue Capital Management II GenPar, LLC may be deemed to be the beneficial owners of the Common Stock held by the Avenue U.S. Funds and Marc Lasry may be deemed to be the beneficial owner of the Common Stock held by the Avenue U.S. Funds.

Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

1 Avenue COPPERS Opportunities Fund, L.P. is not included as part of the Avenue U.S. Funds because Avenue COPPERS Opportunities Fund, L.P. no longer holds shares of the Common Stock. Further, the following entities are not included in this Item 4 because such entities no longer hold shares of the Common Stock: Avenue Europe Opportunities Master Fund, L.P., a Cayman Islands exempted limited partnership, Avenue Europe Special Situations Fund II (Euro), L.P., a Cayman Islands exempted limited partnership, and Avenue Europe Special Situations Fund II (U.S.), L.P., a Cayman Islands exempted limited partnership (collectively, the “Avenue Europe Funds”), Avenue COPPERS Opportunities Fund GenPar LLC, a Delaware limited liability company, the General Partner of Avenue COPPERS Opportunities Fund, L.P., Avenue International Master GenPar, Ltd., a Cayman Islands exempted company, the General Partner of Avenue International Master, L.P., Avenue Europe Opportunities Fund GenPar, LLC, a Delaware limited liability company, the General Partner of Avenue Europe Opportunities Master Fund, L.P.,  Avenue Europe Capital Partners II, LLC, a Delaware limited liability company, the General Partner of each of Avenue Europe Special Situations Fund II (Euro), L.P., Avenue Europe Special Situations Fund II (U.S.), L.P., Avenue Europe International Management, L.P., a Delaware limited partnership, the an investment adviser to each of the Avenue Europe Funds.

CUSIP NO. Y7546A122	13G/A	Page 7 of 10

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. Y7546A122	13G/A	Page 8 of 10

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2016

AVENUE CAPITAL MANAGEMENT II, L.P.

By: Avenue Capital Management II GenPar, LLC,
its General Partner

By: /s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

By: /s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

MARC LASRY

By: /s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry

CUSIP NO. Y7546A122	13G/A	Page 9 of 10

Exhibits

Exhibit 24	Power of Attorney for Marc Lasry, dated February 11, 2010 (incorporated by reference to Exhibit 24 to the filing on Schedule 13G relating to beneficial ownership of shares of common stock, par value $0.01 per share, of Spectrum Brand Holdings, Inc., filed with the Securities and Exchange Commission on June 25, 2010).

Exhibit 99.1	Agreement of Reporting Persons